Exhibit 99.1

Americas Gold and Silver Corporation Provides Encouraging Results From Initial Deep Level Drilling From The Galena Complex

TORONTO, Aug. 17, 2020 /PRNewswire/ -- Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company"), a growing North American precious metals producer, today is pleased to provide an update on its Galena Complex, 60% owned by Americas and 40% owned by Mr. Eric Sprott.

Exploration Plan Highlights

  Initial drilling targeting extensions of three separate systems below known workings which historically contained some of the highest-grade ore and represented the main source of production during the peak years of silver production for the operation yielded impressive results including:
    55-124:                       739 g/t silver and 1.6% copper over 4.2 meters1
    Including:                  1,046 g/t silver and 2.3% copper over 2.4 meters
    55-125:                       2,381 g/t silver and 1.7% copper over 1.8 meters
    Including:                  8,779 g/t silver and 5.9% copper over 0.2 meters
  These results follow the results released on May 4, 2020 which demonstrated impressive silver grades adjacent to current production areas which the Company hopes will add to reserves and resources that can be exploited from existing mine infrastructure including:
    52-491:                       1,430 g/t silver and 0.9% copper over 1.2 meters
    Including:                  7,544 g/t silver and 4.7% copper over 0.2 meters
    52-493:                       3,020 g/t silver and 2.3% copper over 1.4 meters
    Including:                  4,252 g/t silver and 3.2% copper over 1.0 meters

"We are extremely excited about the initial drill results from the 5500 level that has already yielded several bonanza grades," stated Americas President and CEO Darren Blasutti. "The initial deep drilling is targeting the 72 Vein which historically was a major contributor of ore during the peak silver production years at combined grades of over 650 g/t silver. There are two additional systems which the Company is excited about at depth including the "triple point" and deeper extensions of the 360 Complex that will be drilled during the remainder of 2020 and into 2021."

Recapitalization Plan Summary

  The Galena Complex recapitalization plan ("Recapitalization Plan") efforts are benefitting from the infusion of capital, exploration success to-date and the significant improvement in the silver price which has increased from lows of US$12/oz in March 2020 to over US$26/oz in August 2020.
  The Recapitalization Plan was announced in September 2019 with an 18 month time frame focused on purchasing new equipment, increasing development to increase working faces and conducting exploration to increase resources in close proximity to current workings and drill high-grade silver targets below current infrastructure.
  The goal of the Recapitalization Plan is to position the Galena Complex to significantly increase resources, production, and reduce operating costs at the mine.
  Initial efforts were directed toward capital development and equipment upgrades to stabilize performance rather than to increase production.  While production growth is not the near-term focus and is expected longer term, productivity increases due to the Recapitalization Plan have already had a positive impact.
  Drift rehabilitation on the 4300 and 5500 levels is substantially complete.  Exploration drilling has started from these levels and capital development to establish additional drill stations has commenced.

Mr. Darren Blasutti continued, "The Galena Complex is an excellent demonstration of the precious metals optionality that the Company possesses. We are already seeing the potential benefit from the Recapitalization Plan in terms of increased productivity which is coinciding with significantly higher silver prices. As the shallowest operation in the Silver Valley in Idaho with hundreds of millions of dollars of infrastructure in place including excess milling capacity, we are confident that the Recapitalization Plan and the three high-grade silver target systems below known workings will propel the operation to become a significant silver producer and free cash flowing asset."

Exploration

The Recapitalization Plan has budgeted approximately 39,000 meters of exploration drilling with more than 13,000 meters (or over 33%) completed. Based on the current drill plan, Americas expects the current phase of drilling to finish in May 2021 with two drills in operation. Drilling is the focus for the remainder of 2020.

The exploration plan includes two different strategies drilling extensions of the known veins at depth below current infrastructure as well as targeting extensions of current know reserves and resources in the upper levels of the operation.

Deeper Level Exploration

First drilling has commenced from the 5500 level aimed at what the Company's geologists believe to be some of the most prospective targets in the mine. This initial drilling includes the down-dip projection of the 72 Vein, which was a major contributor of ore during the peak silver production years of 2000-2004. Drilling will focus on areas to the east and below historical workings, which produced average grades of over 650 grams per tonne ("g/t") silver. In addition to targeting the 72 Vein, exploration will focus on what has been described as the "triple point", where the high-grade 175, 185 and Silver veins are projected to converge. This area has never been explored and is projected to be 100 meters below historical workings. Follow-up drilling on the 291 and 360 Vein systems is also planned from the 5500 level and is designed to extend these zones down-dip.

The 72 Vein is a silver-copper (tetrahedrite) vein within the Polaris Fault Zone. The vein was discovered in 1999 and mined from 2000 through 2006 producing over 9.5 million ounces of silver. It was a significant contributor during the period when the Galena Complex produced over 5 million ounces of silver per year. Only about half of the historical holes drilled through the mined 72 Vein returned ore grade intercepts, however the average grade of combined total mining was over 650 g/t silver. The 72 Vein was mined to the 5800 level but drilling targeting the 72 Vein and surrounding areas has extended the vein system vertically by 125 meters and approximately 50 meters on strike including:

  55-091*:    725 g/t silver and 1.0% copper over 4.9 meters
  55-085*:    618 g/t silver and 0.9% copper over 4.6 meters
  55-124:       739 g/t silver and 1.6% copper over 4.2 meters
  Including:  1,046 g/t silver and 2.3% copper over 2.3 meters
  55-125:       2,381 g/t silver and 1.7% copper over 1.8 meters
  Including:  8,779 g/t silver and 5.9% copper over 0.2 meters
  55-128:       178 g/t silver and 0.2% copper over 2.3 meters and
  Including:  748 g/t silver and 0.2% copper over 0.6 meters

*denotes historically drilled holes. A full table of all drill results is available on our website at:
https://americas-gold.com/site/assets/files/4297/dr20200816.pdf

Starting in early September 2020, exploration from a newly developed drill station east of the current 5500 level drill station will focus on what has been described as the "triple point" where the high-grade 175, 185 and Silver veins are projected to converge.

This area has never been explored and is projected to be 100 meters below historical workings and is expected to be one of the most prospective targets in the Recapitalization Plan.

Near Mine Exploration

Drilling on the 3200 level extended the strike and dip length of several veins with economic widths and grades. Five veins in the Upper Country Lead Zone (UCLZ) were extended between 37 and 61 meters to the east. These veins are adjacent to current production areas on the level. The 133 Vein was extended 107 meters along strike and 70 meters vertically. Key intercepts from 3200 level drilling which were previously released in the Company's May 4, 2020 press release include:

  32-093:       447 g/t silver and 16.9% lead over 0.8 meters
  32-097:       593 g/t silver and 19.9% lead over 0.7 meters

Drilling from the 5200 level has focused on deep extensions of mineralization centred around the 291 and 360 Vein systems with encouraging results. The two deepest holes project-to-date include the highest-grade values. Key intercepts from 5200 level drilling which were previously released in the Company's May 4, 2020 press release include:

  52-487:       312 g/t silver and 12.4% lead over 1.0 meters
  Including:  837 g/t silver and 32.6% lead over 0.3 meters
  52-490:       1,295 g/t silver and 5.5% lead over 0.4 meters
  52-491:       1,430 g/t silver and 0.9% copper over 1.2 meters
  Including:  7,544 g/t silver and 4.7% copper over 0.2 meters
  52-493:       3,020 g/t silver and 2.3% copper over 1.4 meters
  Including:  4,252 g/t silver and 3.2% copper over 1.0 meters
  52-496:       892 g/t silver and 2.9% copper over 0.9 meters
  52-499:       1,737 g/t silver, 25.9% lead and 0.3% copper over 0.4 meters
  52-501:       800 g/t silver and 26.6% lead over 0.6 meters and 422 g/t silver and 16.1% lead over 0.7 meters and 364 g/t silver and 5.8% lead over 1.3 meters
  Including:  2,428 g/t silver and 39.1% lead over 0.1 meters and 2,123 g/t silver and 0.9% copper over 0.8 meters
  Including:  4,595 g/t silver and 1.9% copper over 0.3 meters

The majority of drill results to-date are expected to be included in the Company's updated reserve and resource update which will be released in September 2020.

Production

The Recapitalization Plan is still in the early stages of implementation but the Company is already starting to see the benefits in terms of stabilized production and a reduction in operating costs. The Company expects these production improvements will continue into the second half of 2020.

Galena Complex Production - Actuals
	Q3-2019	Q4-2019	Q1-2020	Q2-2020	July 2020
Tonnes milled	29,334	23,321	31,910	29,458	11,044
Silver Production (ounces)	170,642	159,600	230,275	192,528	82,730
Lead Production (pounds)	3,048,824	2,557,384	4,280,527	3,942,212	2,009,951
Silver equivalent Production[2] (ounces)	335,250	293,653	445,868	372,637	161,930

Development

Rehabilitation of existing infrastructure is nearing completion. Drift repair and rail replacement is complete on the 4300 and 5500 levels. The ramp development between the 5200 and 5500 levels, which is expected to be completed early in 2021, is required for future stope access while allowing for more efficient movement of material, equipment and workers in the near term. Repair of the deepest loading pockets will allow material to be hoisted from the 5500 level starting in September 2020. Re-establishing the loading pockets removes the necessity to haul material to higher levels of the mine for hoisting to surface.

Equipment

With the Recapitalization Plan, the operation has acquired several new pieces of equipment to help improve productivity. A 4-yard scoop, a single boom jumbo and two 3.5-yard scoops are all now in service. A positive decision to install a new hoist at the Galena Shaft to double hoisting capacity is expected once justified by continued exploration success and a sustained increase in ore production.

Technical Information

The diamond drilling program used NQ-size core. Americas standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab. The drill core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations. Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.

Analytical work was carried out by American Analytical Services Inc. ("AAS") located in Osburn, Idaho. AAS is an independent, ISO-17025 accredited laboratory. Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry ("AA") techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Samples returning values over 514g/t Ag are re-assayed using fire-assay techniques for silver. Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.

Duplicate pulp samples were sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis. A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS. The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company's newest asset, the Relief Canyon mine in Nevada, USA, has poured first gold and is expected to ramp up to full production over the course of 2020. The Company also owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company has completed the outstanding option acquisition agreement for the San Felipe development project in Sonora, Mexico, subject to closing conditions. For further information, please see SEDAR or www.americas-gold.com.

For more information:
Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416–848–9503

Qualified Persons

Niel de Bruin, Director of Geology, who is an employee of the Company and a "qualified person" under National Instrument 43-101, has approved the applicable contents of this news release.

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated production rates and results for gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures related to the Recapitalization Plan, expected precious metals prices, the expected production growth, productivity increases, cost reductions and free cash flow expectations resulting from the successful execution of the Recapitalization Plan, the Company's construction, production, development plans and performance expectations at the Relief Canyon Mine, and its ability to finance, develop and operate Relief Canyon, including the anticipated timing of commercial production at Relief Canyon. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "potential', "estimate", "may", "assume" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction, bring to production and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company's ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operate. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward–looking information is available in Americas filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward–looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

Galena Complex Cross Section (looking north)

500
400
300
200
100
10
AgEQ
(oz/ton)
X
Thickness
(feet)
5500 Level
Deepest Mining Level - 5800 Level
#3 Shaft
55-085
55-091
55-124
55-127
55-128
55-125
Plunge Line 72 Vein System
Not to scale

72 Vein Cross Section (looking north)

4900 L
5200 L
5500 L
175 Vein
185 Vein
Silver Vein
500
400
300
200
100
10
AgEQ (oz/ton) X Thickness (feet)
Planned drilling
Planned drilling
#3 Shaft
Converging High Grade Vein Systems
Not to scale

175, 185 and Silver Veins Cross Section (looking north)

5200 level: Cross Section of 291 Complex (looking north)

5200 level: Cross Section of 360 Complex (looking north)

1 Meters represent "True Width" which is calculated for significant intercepts only and based on orientation axis of core across the estimated dip of the vein
2 Silver equivalent production was calculated based on all metals production at average silver and lead realized prices during each respective period.